September 21, 2017

VIA EDGAR

Sumeera Younis

Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

Re:	FS Credit Income Fund (File No. 811-23221)
Registration Statement on Form N-2 (File No. 333-215074)

Dear Ms. Younis:

On behalf of FS Credit Income Fund (the “Company”), set forth below are the Company’s responses to the comment provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a telephone conversation on September 14, 2017 regarding Pre-Effective Amendment #2 to the Fund’s Registration Statement on Form N-2 (File No. 333-215074) (the “Registration Statement”) and the prospectus and statement of additional information included therein. For your convenience, the Staff’s oral comment is numbered and summarized in bold, italicized text below, and the comment is followed by the Company’s response thereto. All capitalized terms used but not defined herein have the meaning given to them in the Registration Statement.

General

1.    The Company previously supplementally confirmed that it does not expect to invest more than a de minimis amount in equity interests of master limited partnerships (“MLPs”) during its first year of operations. Please supplementally represent and confirm that if the Company’s investments in the equity of MLPs become non-de minimis, the heightened disclosure requested by the Staff and described in comment number 3 to the Company’s response letter to the Staff dated August 18, 2017 will be added to the Company’s Registration Statement in a reasonable time frame.

The Company accepts the Staff’s comment and represents that, if its investments in the equity of MLPs become non-de minimis, it will add the heightened disclosure requested by the Staff to the Registration Statement in a reasonable time frame.

Sumeera Younis

September 21, 2017

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If you have any questions or if you require additional information, please do not hesitate to contact me at 215-495-1185.

Sincerely,

/s/ Stephen S. Sypherd
Stephen S. Sypherd

Cc:	Neal Heble
FS Credit Income Fund